Room 4561

December 27, 2006

Mr. Michael Levine
President
Vital Products, Inc.
35 Adesso Drive
Concord, Ontario L4K 3C7
Canada

Re: Vital Products, Inc.
       Amendment No. 5 to Registration Statement on Form SB-2 filed December 4, 2006
       File No. 333-127915

Dear Mr. Levine:

    We have reviewed your amended filing and response letter filed on December 4, 2006 and have the following comments.

Amendment No. 5 to Registration Statement on Form SB-2

General

1.   Article 2.2 of the May 27, 2005 trust agreement provides that the trustee will distribute the shares held by the trust to the trust beneficiaries. Please provide a detailed explanation of why the distribution of the shares held by the Trust to Benefit On the Go Healthcare Shareholders need not be registered under the Securities Act Please refer to Staff Legal Bulletin No. 4 in preparing your response, and ensure that the response thoroughly addresses the factors discussed in that guidance. Provide us with copies of written communications made by On the Go Healthcare, Vital Products or their affiliates to On the Go Healthcare shareholders concerning the plan for the trust to distribute the shares of Vital Products. Tell us whether action by the On the Go Healthcare shareholders was required with respect to the sale of assets by that company to Vital Products. If no shareholder action was required or taken in this respect, tell us why. If shareholders of On the Go Healthcare took action with respect to the transfer of assets, provide us with copies of communications made to those holders concerning the asset sale. Also, tell us the number of shareholders of On the Go Healthcare, as of the most recent practicable date.

2.   We note your response to comments 1 and 2 of our letter dated March 22, 2006 regarding the ownership and control of the subject Web sites by On the Go Healthcare. We further note that the Web sites had copyright ownership marks by Vital Products, Inc. Please reconcile and explain.

Registration Statement Facing Page

3.   Your most recent filing including a fee table concerns 45,250,000, but your prospectus in this recent amendment relates to 4,500,000 shares. Please reconcile the discrepancy. The number of shares offered by your prospectus should correspond to the number of shares registered as set out in the fee table. Any excess fee you have paid may be used to offset fees owed on a subsequent registration statement. Please see Rule 457(p) under the Securities Act for additional guidance.

Cover Page

4.   You indicate that the shares will be offered at a price between $.50 and $1.00 per share until the shares are included in the OTC-BB. Confirm that the offering price used for initial sales and until the shares are included in the OTC-BB will be a fixed dollar amount, as opposed to various prices selected from the disclosed range. Also, tell us whether you intend to rely on Rule 430A under the Securities Act and, if so, tell us why the conditions to the use of that rule are satisfied. If you intend to rely on Rule 430A, confirm that the Rule 424 prospectus will state a fixed price. Be advised that the range of prices you currently disclosed is not sufficiently narrow to conform to the Item 501 requirement that your prospectus state the initial offering price, nor does it provide sufficient specificity to satisfy the requirements of Schedule A to the Securities Act. Please revise the sections "Determination of Offering Price" and "Plan of Distribution" to conform with changes you make in response to this comment.

Inside Cover Page

5.   We are unable to locate the text specified by Item 502(b) of Regulation S-B. Please advise or revise, as appropriate.

Cautionary Statement Concerning Forward Looking Statements, page 6

6.   This information should be moved to a portion of the prospectus that is not subject to the requirements of Rule 424(d) under the Securities Act.

Risk Factors, page 6

7.   We note your restatement to your financial statements. Such a restatement appears to
        raise concerns regarding any weaknesses in your disclosure controls and procedures, as
        defined in Rule 13a-15(e) under the Exchange Act, or your internal control over financial
        reporting, as defined in Rule 13a-15(f). Upon effectiveness of your registration
        statement, you will be subject to the reporting requirements of Sections 12 and 15 of the
        Exchange Act. Accordingly, please consider whether a risk factor regarding any
        potential weaknesses in your disclosure controls and procedures or internal control over
        financial reporting is appropriate.

Selling Security Holders, page 11

8.   We note your additional disclosure in response to comment 23 of our letter dated March
        22, 2006. Please expand footnote 4 on page 13 to describe the nature of the services
        agreement with Cellular Connection and the dollar value of the services received from
        that entity. Also, expand the prospectus to more specifically describe the nature of the
        services provided by Messrs. Blaine, Wohlberg, Gold and Kau in exchange of the shares
        to be resold by them. Please explain what such services consisted of particularly in light
        of the number of your current stockholders.

9.   You include the 1 million shares held by the Trust to Benefit On the Go Shareholders in
        the selling security solders section. However, it appears that the distribution of the shares
        held by the Vital Products Inc. Trust will not be consistent with the distribution of the
        shares you describe on the cover page and throughout your prospectus. In particular,
        your disclosure indicates that the offers and sales being registered will occur in market or
        private transactions at prices ranging from $.50 to $1.00 per share. But it appears the
        trust plans to distribute the shares held by to shareholders of On The Go Healthcare
        without the receipt of payment from them. Please revise throughout to reconcile this
        inconsistency.

Plan of Distribution, page 13

10.   Revise this section so that it includes information about the distribution of shares during
        the period prior to quotation on the OTC-BB. Also, revise this section so that the
        descriptive information is consistent with your statements on the cover page and in the
        prospectus summary. Additionally, the reference to distributing the shares in "any other
        method permitted by law" varies from the limited plan of distribution described on the
        cover page and does not provide the specificity about how the shares will be distributed
        that is required by Item 508 of Regulation S-B.

Directors, Executive Officers, Promoters and Control Persons, page 15

11.   Expand the biographical information concerning Messrs. Levine and Goldberg to state the minimum portion of their working time that each of them devotes to the affairs of Vital Products.

12.   Provide a summary compensation table conforming to the presentation specified in Item 402(b) of Regulation S-B. The compensation for the chief executive officer during the most recently completed fiscal year must be presented even though no compensation was paid, as indicated on page 23. You need only include columns (a)-(d) of the specified table, if none of the other columns are applicable. We suggest that the compensation information be presented in proximity to the management biographical and stock ownership information.

Interest of Named Experts and Counsel, page 17

13.   Your statement that no expert has any interest in or connection to Vital Products appears to be inconsistent with the voting and dispositive powers that are held by Amy M. Trombly with respect to 1 million shares held of record by the Vital Products Inc. Trust. Please revise or advise.

Description of Business, page 17

14.   Please provide a concise summary of your manufacturing activities in order to convey a meaningful understanding of this important aspect of your business. If you rely on subcontractors for all or part of your manufacturing activities, please provide appropriate descriptive information. In summarizing your manufacturing activities, discuss how the key raw materials you obtain from Six Points Plastics and Valle Foam Industries are used. Clarify the nature of the "relationships" with these key suppliers, including the terms on which you acquire the key raw materials. For, example, if you obtain the key raw materials through purchase orders that the suppliers may accept or reject, so state. If the relationships with the key suppliers involve other arrangements, please expand to discuss them.

Wholesale Operations, page 18

15.   Please advise us whether Bibs n' Stuff and Juvenile Solutions are included in your reference to 26 different customers. Please also advise us what portion of your revenue is represented by sales to Bibs n' Stuff and Juvenile Solutions.

Management's Discussion and Analysis, page 19

16.   We note your revised disclosure and response to comment 38 of our letter dated March 22, 2006 regarding the incomparability between the business purchased from On the Go Healthcare as operated by you and the business as operated by On the Go Healthcare. In particular, we note your statement that you have a different business focus and intentions from that of On the Go Healthcare for the business. Please expand your management's discussion and analysis to discuss specifically how management's business focus and intentions for the business vary from that of On The Go Healthcare's management. As noted in prior comment 38, management's discussion and analysis should provide a good overview of management's strategic vision such as their views on the most significant challenges and uncertainties that you confront as well as management's views concerning your objectives and opportunities. Please quantify the expected effects of these and other known, material trends and commitments on your future results to the extent possible in accordance with Items 303(b)(1)(iii) and (iv) of Regulation S-B and Section III.B.3 of Release No. 33-8350.

17.   Please revise your discussion of 2005 to be consistent with the revised financial statement presentation to be provided as indicated in our comments below. Further, you should explain the reasons for the change in the financial statement line items instead of merely citing the amount of the change.

18.   Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating and financing activities) that explains the significant period-to-period variations in each line item, for each period presented. Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, as it relates to liquidity and capital resources.

Critical Accounting Policies and Estimates, page 20

19.   You indicate in your response to comment 42 of our letter dated March 22, 2006 that you have added a risk factor regarding your exposure to foreign currency exchange rates. We, however, have not been able to locate such risk factor. Please advise.

Results of Operations

Comparison of the Period May 27, 2005 to July 31, 2005 to the Period Ended July 31, 2006, page 21

20.   We note your response to comment 43 of our letter dated March 22, 2006. Pursuant to Item 303(b)(1)(vi) of Regulation S-B, please discuss in your management's discussion and analysis the "causes for any material changes from period to period in one or more line items of [your] financial statements." Accordingly, there have been material changes from period to period with respect to your financing costs and intangible impairment line items. You, however, have not afforded a discussion of such changes here. Please revise.

21.   You discuss changes in, for example, your revenues from period to period in quantified terms. Your disclosure, however, does not include a discussion of the causes of such changes. With respect to the revenue line item, it would appear that the difference in duration of the periods being compared would be a contributing factor to the change in revenue between the periods, but it is unclear whether other factors, such as changes in prices, addition of new customers or the like affected the results. Please revise your disclosure throughout to provide a qualitative discussion of the material changes in your line items from period to period.

22.   We note that your selling, general and administrative expenses only increased $3,765 between the periods compared. Please expand your disclosure to explain why there was only such a slight increase in selling, general and administrative expenses notwithstanding the comparison between two periods of significantly different durations.

Liquidity and Capital Resources, page 22

23.   Your revised disclosure in response to comment 46 of our letter dated March 22, 2006 indicates that aggregate accrued interest of $201,000 for your two original promissory notes was included in your replacement secured promissory notes dated February 23, 2006. Please clarify the basis for the amount of accrued interest from your two original promissory notes. You state that your replacement secured promissory notes incurs interest at an annual rate of 20 percent. The accrued interest of $201,000 for an aggregate principal amount of $1,000,000 on the two promissory notes, which were not outstanding for even a year, appear to exceed the 20 percent annual interest rate of your replacement notes. Please discuss the purpose and effect of the variance between the "issue amount" and "face amount" of each of these notes, including the quantitative impact on the effective interest owned on the notes.

24.   You state that you need $100,000 to $150,000 of additional capital to conduct business for a period of at least 12 months. However, the $210,000 debt for advances from On the Go Healthcare is due on demand. If your assumed capital needs is based on an

assumption that On the Go Healthcare will not demand payment within the next 12 months, please disclose this and explain the basis for the assumption. Similarly, the text of note 8 to the Vital Products financial statements indicates that the $1.2 million of debt under the notes payable to On the Go Healthcare will be due one year from the date the company "has a registration statement accepted by the Securities and Exchange Commission." The notes indicate that the maturity date is keyed of off the date of effectiveness for your registration statement. Please revise. In your response letter, provide us with an explanation of how you estimate capital needs you disclose and tell us the known uncertainties that may cause the amount to fluctuate between the upper and lower estimates of capital needs that you have disclosed.

Description of Property, page 22

25. Your response to comment 48 of our letter dated March 22, 2006 suggests that disclosure pursuant to Item 404 of Regulation S-B is necessary with respect to your lease arrangement with Mr. Levine. Please provide all necessary disclosure pursuant to Item 404 with respect to your lease arrangement with Mr. Levine including the amount paid for use of the space.

Certain Relationships and Related Transactions, page 23

26. It appears that this section should describe the transactions in which Messrs. Levine and Walt acquired their shares.

Financial Statements

27. As the financial statements for Vital Products appear more pertinent than that of the childcare division of On the Go Healthcare, please place Vital Products' financial statements before those of the childcare division.

On The Go Healthcare, Inc. Audited Financial Statements

Predecessor Financial Statement Presentation, page F-1

28. Two years of audited financial statements of an issuer are required to be presented in SB filings, but if the issuer was not in existence for the entire two-year period and acquired a business or succeeded to the operations of a business that was in existence for periods that the issuer was not, financial statements for the acquired business must be presented for periods prior to the acquisition. Since the Childcare Division of On The Go Healthcare is the predecessor entity to Vital Products, you must present separate audited statements of operations, cash flows and stockholder's equity of the predecessor up to the date preceding the acquisition, i.e., August 1, 2004 – July 4, 2005. Explanatory footnotes are required for this period as well. Statements of operations and cash flows for the

successor period, July 5, 2005 – July 31, 2005 are required as well to complete the 2005 presentation. To avoid confusion concerning the presentation of financial statements for the post-merger period, you should disclose that the financial statements of the issuer for the period from May 27, 2005 (inception) to July 31, 2005 include the results of operations and cash flows of the predecessor entity from July 5, 2005 (date of acquisition) to July 31, 2005. Please note that you must present this bifurcated presentation in any document filed with the Commission for which 2005 financial statements are required.

29.   Please delete all financial statements for periods prior to August 1, 2004 as they are no longer required.

Vital Products, Inc. Audited Financial Statements

Auditor's Report, page F-13

30.   In view of the staff's comments concerning the bifurcated financial statement presentation for 2005, please advise your auditor to revise its report to identify clearly the periods for which it is assuming responsibility. In addition, the audit consent should reference the specific date of the audit report.

General

31.   We see in Note 11, that the financial statements have been restated. Please disclose prominently on the face of the financial statements that they have been revised. With respect to the revisions made to the audited financial statements, we believe that the audit report should include a reference to the revisions and be re-dated or dual-dated, as necessary, to comply with AICPA Auditing Standards Section 561.06a.

32.   Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide current consents of the independent accountants in any amendments.

Statement of Operations, page F-15

33.   Please revise to reclassify the impairment charge as an operating expense per the guidance of SFAS 142, paragraph 42.

Statement of Shareholders' Deficit, page F-16

34.   Please tell us how your accounting treatment for stock issued to non-employees (specifically, the 2005 issuance of 4,250,000 shares) complies with paragraphs 7 and 16 of SFAS 123(R). If you did not early-adopt SFAS 123(R), tell us and revise to disclose

how you accounted for and valued the shares issued to non-employees for providing services (e.g., based on the fair value of the services provided).

Notes to Financial Statements

Note 2 - Acquisitions, F-24

35.   We read your response to comment 53. Please explain why the value of Vital Products (sic) as of July 31, 2005 was used to determine the value of a transaction dated July 5, 2005 and "negotiated months in advance" as you state in response to comment 59.

36.   We read your response to comment 54; however, we do not see where you have fully addressed the comment. Please revise to disclose the information required by paragraphs 51 c, 54 and 55 of SFAS 141.

37.   You disclose in Note 2 that the intangible assets consisted of "current products" and "future products," please explain to us the specific nature of these products and explain in detail how they met the criteria of paragraph 39 of SFAS 141. For example, shelf space does not appear to meet the SFAS 141 criteria for intangible assets and "future products" appear to have no basis at all for recognition as intangible assets. Please note that if it was not appropriate to recognize these intangible assets, impairment does not cure the error and the purchase allocation will have to be corrected.

Note 6 - Intangibles, F-21

38.   We read your response to comment 60, however, the $150,000 and subsequent $250,000 impairment charges of intangibles (that were acquired at the same time and were closely related to your fixed assets) appear to be triggering events for a potential impairment under the guidance of SFAS 144, paragraph 8. In addition, please tell us in robust detail the facts and circumstances that lead to your conclusion that a triggering event had not occurred. Please cite the authoritative literature you relied upon in your response.

Note 12 – Related Party Transactions, page F-25

39.   Please identify the accountant who provided bookkeeping services to Vital Products at no cost.

Unaudited Pro Forma Statement of Operations, page F-26

40.   We note that you have presented an unaudited pro forma statement of operations for the year ended July 31, 2005. Considering that the underlying transaction occurred in the year ended July 31, 2005, and that you have presented audited financial statements for

the year ended July 31, 2006, pro forma financial statements are no longer required and may be deleted.

Recent Sales of Unregistered Securities

41.   We note that your disclosure on page 16 states that there were 10,750,000 shares outstanding as of October 23, 2006. Your disclosure here, however, only accounts for 10,000,000 shares. Please advise.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Blaise Rhodes at (202) 551-3774, or Tia Jenkins at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any other questions. If you require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

                                                Sincerely,

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via Facsimile
        Amy Trombly, Esq.
        1163 Walnut Street, Suite 7
        Newton, Massachusetts 02461
        Telephone: (617) 243-0060
        Facsimile: (309) 406-1426